[LETTERHEAD OF SCHULTE ROTH & ZABEL LLP]

January 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed December 2, 2005
File No. 333-130072

Dear Mr. Kelly:

On behalf of Morton’s Restaurant Group, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below) and filing certain requisite exhibits.

This letter is in response to the comments of the Staff set forth in its letter dated December 28, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our responses to the Staff’s comments set forth in the Comment Letter dated December 28, 2005 are as follows:

General

1.	We note that non-Rule 430A information is omitted throughout the S-1. To the extent practicable, complete the information before amending the S-1.

To the extent practicable, the revisions requested by the Staff have been made. Additional non-Rule 430A information will be included by further pre-effective amendment to the extent applicable.

Securities and Exchange Commission

January 9, 2006

2.	We note that Morton’s Restaurant Group, Inc. or Morton’s intends to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Although the Registrant has filed certain of the required exhibits with Amendment No. 1, the Registrant will file the remaining exhibits by pre-effective amendment and allow the Staff sufficient time to review the exhibits before requesting acceleration of the Registration Statement’s effectiveness.

3.	We note that Morton’s intends to include artwork in the registration statement. Submit the artwork for our review before the registration statement’s effectiveness. For any artwork included in the registration statement:

•	Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus’ summary and business sections.

•	Ensure that any graphical presentation and accompanying text provide a balanced view of Morton’s and its business.

•	Limit any artwork on the prospectus’ inside front cover page to a single page.

•	Limit any graphics to a pictorial depiction of Morton’s products and services with simple labels or phrases that are directed to investors. Explain the graphical representations’ meaning and significance.

•	Include any information about Morton’s third party relationships in the prospectus’ business section. Explain the relevance and significance of any third party relationship.

•	Place any promotional material in the business section where it can be analyzed and understood in its proper context.

The artwork has been filed with Amendment No. 1.

Prospectus’ Outside Front Cover Page

4.	We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item’s instructions.

Securities and Exchange Commission

January 9, 2006

The Registrant will include an estimated price range for the offering by pre-effective amendment. Further, the Registrant confirms that it will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers.

Table of Contents, page i

5.	Move the paragraphs after the table of contents on pages i-ii so that they follow the summary and risk factor sections. See Item 502 of Regulation S-K and section IV.B. of Release 33-7497. If your underwriters eliminate the prospectus’ outside back cover page, you may include disclosure of dealer prospectus delivery obligations on page i. Otherwise, move that disclosure to the prospectus’ outside back cover page. See Item 502(b) of Regulation S-K.

In response to the Staff’s comments, the Registrant has moved the paragraphs entitled “Trademarks and Service Marks” and “Industry and Market Data” so that they follow the risk factors section of Amendment No. 1. The Registrant has moved the paragraph entitled “General Assumptions,” which has been revised and retitled “Our Merger and Offering-Related Transactions,” so that it is a part of the summary section of Amendment No. 1 because the Registrant believes that the assumptions contained in this paragraph are important for investors to understand the sections that follow the summary.

6.	You state in the paragraph after the table of contents that investors should not rely on any information other than the information in the prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a section 10 prospectus ready since Morton’s would be liable for, and investors would be entitled to rely upon, that information also.

The Registrant intends to use free writing prospectuses and revisions have been made accordingly in Amendment No. 1.

Industry and Market Data, page ii

7.	Amend this paragraph’s language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

The revisions requested by the Staff have been made.

Summary, page 1

8.

The summary is much too detailed and includes information about Morton’s and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of Morton’s and its business. In particular, delete or condense significantly “Our Competitive Strengths” and “Our Business Strategy.” See Item 503(a) of Regulation S-K. To the extent that you retain disclosure of this nature, ensure that you balance it by summarizing significant attendant risks.

Securities and Exchange Commission

January 9, 2006

The revisions requested by the Staff have been made.

9.	We note your market position for company-owned, upscale steakhouses. Revise to disclose your market position in the broader category of upscale steakhouses and upon what metrics the market position is determined.

The revisions requested by the Staff have been made.

10.	In presenting Morton’s total revenues and operating income, disclose also Morton’s net income for the periods presented.

The revisions requested by the Staff have been made.

11.	Please revise to remove disclosure of average restaurant-level operating margins on pages 2 and 49. Our principal objection is to the exclusion of operating costs, such as depreciation and general and administrative expenses, which facilitate the profitability and performance of your restaurants. For example, we note your disclosure on page 10 that a majority of your growth has been due to opening new restaurants and that this depends on your ability to find quality locations and reach acceptable lease terms.

The revisions requested by the Staff have been made.

12.	We note from the bottom of page 8 and your disclosure on page 7 that you plan on providing unaudited as adjusted balance sheet data as of October 2, 2005 to give effect to the offering and related transactions as if they had occurred on October 2, 2005. Please ensure that footnote disclosures are included to explain all adjustments that have not been explained on the capitalization table on page 28 (i.e., current assets, property and equipment, current liabilities, etc.).

Other than the adjustments relating to the Registrant’s merger with Morton’s Holding Company, Inc. (“MHCI”), which are included in Amendment No. 1, the Registrant will disclose in the footnotes by pre-effective amendment when the offering details have been determined all necessary adjustments that have not been explained in the capitalization table.

13.	Disclose the price per share paid in the July 2002 going private transaction. Disclose also the equity stake that the sponsor will have after the offering.

The revisions requested by the Staff have been made.

Risk Factors, page 10

14.

Disclosure in this section’s first paragraph states that “The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business.” Since Morton’s must disclose all risks that it believes are material, delete the two sentences.

Securities and Exchange Commission

January 9, 2006

The revisions requested by the Staff have been made.

15.	Some risk factors’ captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, third, fifth, eighth, ninth, twelfth, fourteenth, sixteenth, seventeenth, twentieth, twenty-second, twenty-fourth, and thirtieth risk factors. State succinctly the risk that flows from the fact or uncertainty.

The revisions requested by the Staff have been made.

16.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•	The first risk factor states that the vast majority of Morton’s weekday revenues and substantial portion of Morton’s weekend revenues are obtained from business people using expense accounts. Quantify the portion of Morton’s weekday revenues and the portion of Morton’s weekend revenues obtained from business people using expense accounts during the periods presented in the financial statements.

•	The second risk factor states that a substantial majority of Morton’s historical growth has been due to opening new restaurants. Quantify the portion of Morton’s historical growth that has been due to opening new restaurants during the periods presented in the financial statements.

•	The second risk factor states that there is a “ramp-up” period before we expect a new Morton’s steakhouse to achieve our targeted level of performance. Specify the average “ramp-up” period required for a new Morton’s steakhouse to achieve your targeted level of performance.

•	The third risk factor states that Morton’s has closed in the past and may close in the future one or more of its restaurants. Quantify the number of restaurants that Morton’s has closed during the periods presented in the financial statements.

•	The seventeenth risk factor states that Morton’s level of indebtedness could adversely affect its financial condition. Quantify the level of Morton’s indebtedness.

•	The twentieth risk factor states that some of Morton’s senior executives are important to its success. Identify the senior executives who are important to Morton’s success.

Securities and Exchange Commission

January 9, 2006

•	The twenty-fourth risk factor states that Morton’s intends to redeem or repurchase all of its outstanding notes. Quantify the amount of Morton’s outstanding 7.5% senior secured notes and 14% senior secured notes.

•	The twenty-eighth risk factor states that Morton’s plans to issue options, restricted stock, or other forms of stock-based compensation to its directors, officers, and employees. Quantify the amount and other material terms of the options, restricted stock, or other forms of stock-based compensation that Morton’s plans to issue to its directors, officers, and employees. We note the disclosure on page 66 and elsewhere that Morton’s plans to make the awards before this offering’s completion.

The revisions requested by the Staff have been made to the second, third, seventeenth, twentieth and twenty-fourth risk factors.

With respect to the first risk factor, the Registrant believes, based on its experience, that the risk is accurately stated. However, it is difficult, if not impossible, to quantify the actual portion of Morton’s weekday revenues and weekend revenues that are obtained from business people using expense accounts during the periods presented in the financial statements.

With respect to the twenty-eighth risk factor, the Registrant will quantify the amount and other material terms of the options, restricted stock or other forms of stock-based compensation that it plans to issue to its directors, officers and employees as soon as that information is determined.

17.	Some risk factors’ headings and discussions include generic conclusions such as Morton’s results of operations, business, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the first, third, fifth, thirteenth, twentieth, twenty-first, and twenty-second risk factors. Avoid generic conclusions. Rather, explain specifically what the risk’s consequences or effects are for Morton’s and its securityholders.

The revisions requested by the Staff have been made.

18.	Some risk factors include language like “we cannot assure,” “We cannot assure,” “There can be no assurance,” “We cannot guarantee,” and “No assurance can be given.” For example, refer to the fifth, thirteenth, seventeenth, eighteenth, twentieth, twenty-fourth, and thirtieth risk factors. Since the risk is the situation described and not Morton’s inability to assure or guarantee, please revise.

The revisions requested by the Staff have been made.

19.	Disclose in an appropriate risk factor that the new revolving credit facility will carry a floating rate of interest and the risks that this presents to Morton’s.

Securities and Exchange Commission

January 9, 2006

The revisions requested by the Staff have been made to the eighteenth risk factor.

Use of Proceeds, page 23

20.	Disclose that the proceeds from the 14% senior secured notes were used to pay a dividend distribution of $36.9 million to the equity holders of Morton’s Holdings, LLC or MHLLC.

The revisions requested by the Staff have been made.

Dilution, page 25

21.	We note that the comparative table excludes shares issuable upon exercise of options and restricted stock grants that Morton’s expects to award under its proposed equity incentive plan. The requirement for including shares subject to options and restricted stock grants in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons “have the right to acquire.” See Item 506 of Regulation S-K. Revise so that the table includes all shares that directors, officers, promoters, and affiliated persons have the right to acquire.

The shares issuable upon exercise of options and/or restricted stock grants that the Registrant expects to award under its proposed equity incentive plan were excluded because such options and/or restricted stock will be granted concurrently with this offering at the initial public offering price. Therefore, such shares subject to options and/or restricted stock grants will not have a dilutive effect. The terms of any such grants have not yet been determined.

Capitalization, page 27

22.	Please revise your footnotes to the capitalization table to include a disclosure that the actual basis reflects the _____ for one stock split of shares of our common stock prior to the closing of the offering.

The revisions requested by the Staff have been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

23.	Disclosure on pages 41 and 67 and elsewhere indicates that Morton’s plans to enter into a new senior revolving credit facility. For any credit facility or other financial instrument that requires Morton’s or its restricted subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. We note the disclosure in the eighteenth risk factor.

The disclosure requested by the Staff will be contained in a pre-effective amendment once the material financial ratios and tests have been finalized.

Securities and Exchange Commission

January 9, 2006

24.	File the new senior revolving credit facility as an exhibit to the registration statement.

The Registrant will file the new senior revolving credit facility by pre-effective amendment once it has been finalized.

25.	We note your disclosure that you expect that your new senior revolving credit facility will contain customary affirmative and negative covenants and require you to meet certain financial ratios. Please revise your disclosure in MD&A to specifically state that the new credit facility will most likely restrict the payment of dividends, if so expected.

The revisions requested by the Staff have been made.

26.	We note that you have included a contractual commitments table on a pro forma basis assuming receipt of the net proceeds from your sale of common stock. Please revise your filing to precede this table with a table of contractual obligations as of October 2, 2005 on an actual basis, without giving effect to the planned application of the proceeds. See requirements in Item 303(a)(5) of Regulation S-K.

The revisions requested by the Staff have been made.

Restaurant Industry Overview, page 48

27.	We note the market statistics for the restaurant industry as a whole. Provide comparable statistics for the upscale steakhouse market.

The revisions requested by the Staff cannot be made because the sources available to the Registrant and the underwriters do not include the comparable statistics for the upscale steakhouse market.

Legal Proceedings, page 56

28.	For each of the August 2002, November 2004, and May 2005 matters, quantify the known or estimated dollar amount of damages sought by the plaintiffs. See Item 103 of Regulation S-K and the item’s instructions. We note the disclosure in the fifth risk factor.

The revisions requested by the Staff have been made.

29.	For the November 2004 and May 2005 matters, specify the names of the courts in California and Massachusetts in which the proceedings were initiated. See Item 103 of Regulation S-K.

The revisions requested by the Staff have been made.

30.	Expand the disclosure in this section’s last sentence to explain in sufficient detail what the phrase “based on current knowledge of these matters” encompasses.

Securities and Exchange Commission

January 9, 2006

In response to the Staff’s comment, the phrase “based on current knowledge of these matters” has been deleted in Amendment No. 1.

Management, page 58

31.	Disclosure on page 58 includes the names of persons who will become directors upon the offering’s completion. File the consent of each person as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

The Registrant has filed as an exhibit to Amendment No. 1 the consent of each person who will become a director upon the offering’s completion.

32.	Disclosure under “Board Composition” on page 62 states that Morton’s intends to have a classified board. Identify the members of each class. State the term of each class.

The Registrant has disclosed the three-year term of each class. The Registrant will include in a pre-effective amendment the identity of the members of each class once that information is determined.

33.	Disclosure under “Employment Agreements” on page 62 states that Morton’s anticipates that Mr. Thomas J. Baldwin’s employment agreement will be amended. Disclose the amended employment agreement’s material terms in the prospectus. File the amended employment agreement as an exhibit to the registration statement.

Mr. Thomas J. Baldwin’s employment agreement is currently under negotiation. The Registrant will disclose the material terms of Mr. Baldwin’s amended employment agreement as soon as it is finalized and, at that time, will file the amended employment agreement by pre-effective amendment.

34.	Disclosure under “Equity Incentive Plan” on pages 63 and 66 states that Morton’s plans to implement a new equity incentive plan and plans to grant incentive stock options and restricted stock to members of Morton’s executive management team. Identify the members of the executive management team who will receive the awards. State the type, amount, and, if applicable, term and exercise price of the awards that each member will receive. Disclose whether the exercise price of an award will be less than the initial public offering or IPO price of the shares of common stock offered under this registration statement. If the exercise price of an award is anticipated to be less than the IPO price, expand the disclosure to address any material stock compensation costs. File the equity incentive plan as an exhibit to the registration statement.

The Registrant has yet to determine the identity of the members of the executive management team who will receive awards under the new equity incentive plan, or the type, amount or, if applicable, term or exercise price of the awards that each member will receive. The Registrant will include that information and file the equity incentive plan as an exhibit to a pre-effective amendment to the Registration Statement as soon as that information is available. It is anticipated that the exercise price of an award will not be less than the initial public offering price of the shares of common stock offered under the Registration Statement.

Securities and Exchange Commission

January 9, 2006

35.	Disclosure under “Employee Subscription Agreements” on pages 63 and 66 states that holders of the MHLLC units will be entitled to receive shares of Morton’s common stock. Identify the members of Morton’s executive management team entitled to receive shares of Morton’s common stock. State the number of shares of Morton’s common stock that each member will receive in the distribution. Disclose whether the cost of the shares of Morton’s common stock that each member will receive in the distribution will be less than the IPO price of the shares of common stock being offered under this registration statement. If the cost is anticipated to be less than the IPO price, expand the disclosure to address any material compensation costs. File the employee subscription agreements as exhibits to the registration statement.

By virtue of their existing equity interest in MHLLC, all holders of MHLLC preferred and common units will receive shares of the Registrant’s common stock upon the distribution thereof by MHLLC to its unitholders. The distribution is not dependent on whether or not any such unitholder is a member of the Registrant’s executive management team. However, the identity of the members of the Registrant’s executive management team who will receive shares of the Registrant’s common stock has been disclosed in Amendment No. 1.

As of the date of this response, the Registrant has not yet determined the number of shares of its common stock that the unitholders of MHLLC, including the members of the Registrant’s executive management team, will receive as a distribution for each preferred unit and common unit of MHLLC that such executive holds. The distribution will be determined, in accordance with the operating agreement of MHLLC, immediately prior to the pricing of this offering as it will depend on the initial public offering price of the shares of the Registrant’s common stock.

The members of the Registrant’s executive management team, as well as all other holders of preferred units and common units of MHLLC, will not incur any expense upon their receipt of the Registrant’s common stock when distributed, although the distribution will satisfy the “preferred return” on preferred units of MHLLC in accordance with the operating agreement of MHLLC.

The Registrant has filed as an exhibit to Amendment No. 1 the form of the employee subscription agreement.

36.	Disclosure on pages 63-64 states that the members and chairpersons of Morton’s board committees have not yet been determined. When determined, identify the members and chairpersons of Morton’s board committees.

The identity of the chairperson of the Registrant’s audit committee has been identified in Amendment No. 1. Once the identity of the members and other chairpersons of Morton’s board committees are determined, the Registrant will include that information in a pre-effective amendment.

Securities and Exchange Commission

January 9, 2006

Principal and Selling Stockholders, page 66

37.	For a beneficial owner such as Laurel Crown Capital, LLC: Series One—LC/Morton’s that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise appropriately.

The revisions requested by the Staff have been made.

38.	Clarify in footnote (5) whether Mr. John K. Castle has sole or shared voting and investment control over the securities held by Castle Harlan Partners III, L.P. If Mr. Castle has shared voting and investment control, identify the persons with whom Mr. Castle shares voting and investment control.

The revisions requested by the Staff have been made.

39.	Describe briefly how each selling stockholder acquired the securities being offered for resale.

The revisions requested by the Staff have been made.

40.	Indicate the nature of any position, office, or other material relationship that each selling stockholder has had within the past three years with Morton’s or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

The revisions requested by the Staff have been made.

41.	Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

The Registrant confirms that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

42.

If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Morton’s must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Securities and Exchange Commission

January 9, 2006

Please see the Registrant’s response to comment No. 41.

43.	If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased in the ordinary course of business the securities to be resold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Morton’s is unable to make the representations noted above in the prospectus, Morton’s must state in the prospectus that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations.

Please see the Registrant’s response to comment No. 41.

44.	Describe any continuing relationship of each selling stockholder with Morton’s.

The revisions requested by the Staff have been made.

Certain Relationships and Related Party Transactions, page 66

45.	Absent additional disclosure, it is unclear whether the management agreement with Castle Harlan, Inc. was on terms no less favorable to MHLLC than MHLLC could have obtained from unaffiliated parties. Please revise.

The revisions requested by the Staff have been made.

46.	Disclosure on page 66 states that Morton’s is negotiating a separation agreement with Mr. Allen J. Bernstein and that the agreement’s terms have not yet been finalized. When finalized, state the agreement’s material terms in the prospectus. File the agreement as an exhibit to the registration statement.

The revisions requested by the Staff have been made. The separation agreement has been filed as an exhibit with Amendment No. 1.

Description of Certain Indebtedness, page 67

47.	Describe in detail the senior revolving credit facility’s financial covenants and ratios. Alternatively, cross reference to disclosure in MD&A.

The disclosure requested by the Staff will be contained in a pre-effective amendment once the material financial covenants and ratios have been finalized.

Securities and Exchange Commission

January 9, 2006

Description of Capital Stock, page 68

48.	Delete in this section’s first paragraph the qualification of the description to documents and law outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form.

The revisions requested by the Staff have been made.

49.	Expand the disclosure under “Common Stock” on page 68 to indicate:

•	All outstanding shares of common stock are legally issued.

•	The shares of common stock that will be issued on the offering’s completion are legally issued.

The revisions requested by the Staff have been made.

50.	Disclose whether holders of common stock have cumulative voting rights.

The revisions requested by the Staff have been made.

51.	Disclose whether the board of directors intends to issue shares of the authorized preferred stock.

The revisions requested by the Staff have been made.

Underwriting, page 77

52.	Disclosure in this section’s second paragraph that the underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased appears inconsistent with disclosure in this section’ third paragraph that the underwriters are offering the shares “subject to prior sale, when, as and if issued and accepted by them.” Please revise.

The revisions requested by the Staff have been made.

53.	We note disclosure of lock-up agreements on page 78. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups’ expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period’s expiration.

The Registrant has been advised by Wachovia Capital Markets, LLC (“Wachovia”), the lead manager for the offering, that Wachovia does not have any agreements or understandings with any of the persons subject to the lock-up agreements that would permit those persons to resell their shares before the lock-ups expire.

Securities and Exchange Commission

January 9, 2006

In addition, the revisions requested by the Staff have been made describing the factors that Wachovia may consider in determining whether to consent to the sale of shares before the lock-ups expire.

54.	We note that the underwriters have reserved shares for sale to employees, directors, and other persons. Describe for us the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. Include in this description how the prospective recipients and number of reserved shares are determined, how and when you and the underwriter notified the directed share investors, including the types of communications used, the procedures that these investors must follow to purchase the offered securities, including how and when any communications or funds are received by you or the underwriter, and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us a copy of the materials that you sent or plan to send to directed share program participants.

Wachovia will administer the directed share program on behalf of the Registrant. The Registrant will establish the aggregate number of shares reserved for the directed share program, will specify the potential recipients of the directed shares and will allocate the directed shares among the actual recipients. The Registrant has been informed by Wachovia that it will use the following procedures in connection with the directed share program:

The Registrant will provide the names and addresses of the potential participants to Wachovia. Once the preliminary prospectus (including an estimated price range) has been printed, Wachovia will send or email a package containing the directed share program materials together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include an indication of interest form that will allow participants to indicate the number of shares, if any, they wish to purchase.

In accordance with Rule 134(d), the directed share program materials will indicate that no offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective and that any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. The materials will further state that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), the directed share program materials will state that a registration statement relating to the securities has been filed with the Securities and Exchange Commission but has not yet become effective, and that the securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Securities and Exchange Commission

January 9, 2006

Prospective participants will be required to complete a questionnaire intended to determine if they are eligible to participate in the directed share program under NASD Conduct Rule 2790 and Wachovia’s own policies. Participants in the directed share program will be required to purchase those shares through a brokerage account at Wachovia or at its affiliate, Wachovia Securities, LLC. Although forms necessary to open brokerage accounts at Wachovia will be included in the materials sent to potential participants, the instructions will specifically state that potential participants should not send funds at that time, but that payment can only be accepted after the registration statement has been declared effective and the offering has been priced.

After the registration statement has been declared effective and the price of the shares has been determined, potential participants who have indicated an interest in purchasing shares and who are allocated shares in the directed share program will be contacted by Wachovia (by telephone, email or fax) to advise them of the number of shares they have been allocated and determine whether or not they wish to purchase those shares. Participants may purchase all of the shares they are allocated or a lesser number of shares (which, unless otherwise agreed by Wachovia, must be a minimum of 100 shares and a multiple of 100 shares) or may elect not to purchase any of the shares they are allocated. If a participant decides to purchase shares, Wachovia will mail a written confirmation of the purchaser.

The participants in the directed share program for this offering will not be required to sign a lock-up agreement.

The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the processes and procedures described above, the procedures for the directed share program are substantially the same as the procedures that Wachovia will use to offer securities to the general public.

Wachovia has advised the Registrant that Wachovia’s directed share program materials were recently revised and submitted for review to Mr. Mark Vilardo of the Office of Chief Counsel on December 20, 2005. A copy of the cover letter to Mr. Vilardo, together with a clean copy of the directed share program documents submitted to Mr. Vilardo, is being provided to the Staff supplementally with this filing.

55.	Confirm that no members of the underwriting syndicate will engage in an electronic offer, sale, or distribution of the shares. Alternatively, if a member of the underwriting syndicate will engage in an electronic offer, sale, or distribution the shares, identify the member. Describe the member’s procedures to us or confirm that our Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

•	Communications used.

Securities and Exchange Commission

January 9, 2006

•	Availability of the preliminary prospectus.

•	Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

•	Funding of an account and payment of the purchase price.

The underwriters have advised the Registrant that they do not intend to post the prospectus on their respective websites or otherwise engage in any electronic offer, sale or distribution of the Registrant’s shares, except that the underwriters may email the preliminary or final prospectus or any free writing prospectus to participants in the directed share program and to certain other investors provided that these email deliveries will only be made to participants and investors who have consented (which consent will be noted in the indication of interest form used in connection with the directed share program). As noted in the response to comment 57 below, Wachovia has informed the Registrant that arrangements will be made to make electronic versions of the road show available through NetRoadshow and RetailRoadshow.

Wachovia has advised the Registrant that, if there is an underwriting syndicate, then, at the time Wachovia sends out invitations to participate in the offering to potential syndicate members, those potential syndicate members that have been invited must accept the invitation on the basis that they will not post the preliminary or final prospectus on their websites or engage in any electronic offer, sale or distribution of shares.

56.	If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to the comment immediately above, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

The Registrant acknowledges the Staff’s comment and will supplement promptly its response if the Registrant becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions.

57.	Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party’s website. If you enter subsequently into any such arrangement, supplement promptly your response.

The Registrant has no arrangements, and the underwriters have advised the Registrant that they have no arrangements, with a third party to host or access the preliminary prospectus on the Internet. Wachovia has informed the Registrant that electronic versions of the road show presentation will be made available on NetRoadshow (www.netroadshow.com), a password protected web site, and on RetailRoadshow (www.retailroadshow.com), an unrestricted web site. While the Registrant understands that an electronic version of the preliminary prospectus identical to the copy filed with the Commission and distributed to live road show attendees will be made available on those web sites, the primary purpose of these arrangements is to provide access to the road show to institutional and retail investors, not specifically to host or access the preliminary prospectus. NetRoadshow and RetailRoadshow have informed Wachovia that the electronic versions of the road show presentation will be posted in accordance with applicable regulations. Currently, no information regarding the Registrant or the offering appears on either the NetRoadshow or the RetailRoadshow web site.

Securities and Exchange Commission

January 9, 2006

Where You Can Find More Information, page 82

58.	Delete the language that statements contained in the prospectus about the contents of any contract or other document “are not complete” and are “qualified in all respects by reference to the exhibit to which the reference relates.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not complete,” disclose that all material provisions of the contract or other document are discussed in the prospectus.

The deletion requested by the Staff has been made.

Financial Statements

Please note that the financial statement presentation has been revised from that included in the initial Registration Statement to reflect the historical financial statements of the Registrant, excluding therefrom the financial data of MHCI. Historical MHCI financial statements are included separately in Amendment No. 1. Amendment No. 1 also includes unaudited pro forma consolidated financial statements that give effect to the proposed merger between the Registrant and MHCI, and, when such information becomes available, the pro forma financial statements contained in the Registration Statement will also, by pre-effective amendment, give effect to this offering and the transactions related thereto.

59.	We note that you will be effecting a stock split immediately prior to the closing of the offering. Please revise your financial statements and all related disclosures to give retroactive effect to the stock split. Additionally, please add a note to the financial statements discussing this retroactive adjustment. See paragraph 54 of SFAS 128 and SAB Topic 4C.

The disclosure requested by the Staff will be contained in a pre-effective amendment once the parameters of the stock split to be effected in connection with this offering have been determined.

Securities and Exchange Commission

January 9, 2006

Statements of Operations, page F-5

60.	Please revise to include disclosure of earnings per share based on your actual share base and on a pro forma basis based on your expected share base as a result of the offering. As the outstanding MHLLC units represent shares issuable for no consideration, please include exercisable units in the computation of basic EPS in accordance with paragraph 10 of SFAS 128. Additionally, please include a note to the financial statements disclosing a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations, and those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. See paragraphs 6 and 40 of SFAS 128.

The disclosure requested by the Staff will be contained in a pre-effective amendment once the parameters of the stock split to be effected in connection with this offering have been determined.

61.	Please revise to include “management fee paid to related party” as a component of operating income.

The revisions requested by the Staff have been made.

Statements of Cash Flows, page F-7

62.	You classify redemption of PIK notes as a financing cash outflow. Please revise to classify the redemption of PIK notes, which represent interest incurred but not paid, as adjustments to reconcile net income (loss) to net cash from operating activities. Refer to paragraph 23(d) and footnote 12 to paragraph 28 of SFAS 95 and question 22 of AICPA Technical Questions Section 1300 for guidance.

The Registrant believes that the redemption of PIK notes is properly classified as a financing activity in the consolidated statements of cash flows as it represents the repayment of PIK notes that were outstanding and were accruing interest. As disclosed in the consolidated statements of cash flows in Amendment No. 1, the issuance of additional PIK notes in lieu of interest has been classified as an operating activity for all periods presented, as it represents interest incurred but not paid. The non-cash interest expense classified as an operating activity in the nine months ended October 2, 2005 exceeds the amount of PIK notes redeemed during that period.

Note 1. Organization and Other Matters, page F-8

63.

We note from your disclosure that during the fourth quarter of 2004 goodwill was increased by $626,000 which represents an adjustment in purchase accounting as a result of a revision to a liability assumed at the time of purchase. Please tell us the nature of the liability and the revision that occurred. Also, please tell us why you believe it is appropriate to record the amount as an adjustment to goodwill rather than as a charge to net income. See paragraph 41 of SFAS 141.

Securities and Exchange Commission

January 9, 2006

During 2004, the Registrant discovered that its pre-acquisition worker’s compensation accrual was under-accrued by $1,026,000, which resulted in goodwill being understated by $626,000 and the deferred tax asset being understated by $400,000. The Registrant did not consider this to be an adjustment under paragraph 41 of SFAS 141 because this was a result of an error in calculation and not as a result of a change in estimate. This correction was deemed immaterial based on quantitative and qualitative factors discussed in SAB 99. The following sets forth the calculations performed by the Registrant with respect to determining the materiality of this correction of an error.

For the Successor Period from July 25, 2002 to December 29, 2002, the effect of the worker’s compensation adjustment on the income statement would decrease net income by $66,000, or 7.6%, from $879,000 to $813,000, and the effect on the balance sheet would be as follows:

•	Deferred tax asset – increase of $443,000, or 8.4%, from $5,268,000 to $5,711,000
•	Goodwill – increase of $626,000, or 0.9%, from $68,404,000 to $69,030,000
•	Total Assets – increase of $1,069,000, or 0.4%, from $244,981,000 to $246,050,000
•	Accrued expenses – increase of $1,135,000, or 3.3%, from $34,654,000 to $35,789,000
•	Retained earnings – decrease of $66,000, or 7.5%, from $879,000 to $813,000
•	Total Equity – decrease of $66,000, or 0.1%, from $97,413,000 to $97,347,000

For fiscal 2003, the effect of the worker’s compensation adjustment on the income statement would increase net income by $83,000, or 2.0%, from $4,240,000 to $4,323,000. The effect on the balance sheet would be as follows:

•	Deferred tax asset – increase of $390,000, or 5.5%, from $7,076,000 to $7,466,000
•	Goodwill – increase of $626,000, or 1.0%, from $61,552,000 to $62,178,000
•	Total Assets – increase of $1,016,000, or 0.4%, from $262,187,000 to $263,203,000
•	Accrued expenses – increase of $1,000,000, or 3.6%, from $27,955,000 to $28,955,000
•	Retained earnings – increase of $16,000, or 0.3%, from $5,119,000 to $5,135,000
•	Total equity – increase of $1,016,000, or 1.0%, from $102,322,000 to $102,338,000

Securities and Exchange Commission

January 9, 2006

Furthermore, the Registrant deemed this misstatement to be immaterial based on the following qualitative factors:

•	the misstatement did not change the net income to a loss or vice versa;
•	it did not affect the Registrant’s compliance with its loan covenants or contractual requirements;
•	it did not mask a change in earnings or other trends; and
•	it did not have the effect of increasing management’s compensation by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Therefore, based on all of the factors described above, the correction of the error was deemed to be immaterial and the Registrant adjusted its goodwill (increased $626,000), its accrued liabilities (increased $1,026,000) and its deferred tax asset (increased $400,000) in fiscal 2004.

Note 4. Restaurant Closing Costs and Other (Benefit) Charges (b) Morton’s—90 West Street, NY, page F-17

64.	We note from your disclosure that you received property insurance proceeds of $3.1 million in 2002, business interruption insurance proceeds of $4.3 million in 2004, and property insurance proceeds of $0.986 million in 2004. Please tell us how you classified each of these cash receipts in your statements of cash flows, specifically indicating whether you considered them operating, investing or financing activities, and your basis for such classification. Also, please tell us whether the proceeds received under property insurance related to property you owned or property you held under operating leases.

The Registrant has revised the accompanying consolidated statements of cash flows to change the presentation of the insurance proceeds relating to property insurance of $3,125,000 and $986,000 received in the 2002 Predecessor Period and fiscal 2004, respectively, which were included in operating activities in prior years, to be presented as investing activities.

Note 13. Employee Subscription Agreements, page F-26

65.	We note your disclosure that the fair value of each common unit of MHLLC granted was $0.01. Please tell us and revise your notes to disclose how you determined this fair value. As part of your response, please explain the methods and significant assumptions used in determining the enterprise value of the Company and resultant valuation of the units.

The revisions requested by the Staff have been made.

The fair value of units granted was determined by MHLLC’s Board of Advisors based on an internally prepared contemporaneous valuation. An appraisal of MHLLC’s enterprise value was performed by a third party as of January 4, 2004. For any grants subsequent to January 4, 2004, the Registrant prepared an internal valuation utilizing the same methodology as the third party valuation.

Determining the fair value of MHLLC common units was effected by complex and subjective judgments. The appraisal of the enterprise value of MHLLC performed by a third party as of January 4, 2004 applied an income approach and a market approach and did not then contemplate an initial public offering. The Registrant allocated the blended enterprise value (average enterprise value calculated using the enterprise values as determined by the market approach and the income approach) to the then outstanding debt and preferred stock. After allocating the value of the outstanding debt and preferred stock, no value remained to the common equity. As a result, the MHLLC Board of Advisors assigned a nominal value ($0.01) to each common unit of MHLLC granted.

The market value approach was based on acquisition multiples for a comparable group of public restaurant companies, computing average ratios and applying these multiples to MHLLC. Based on historical acquisition multiples for restaurant acquisitions the average enterprise value to EBITDA multiple and average enterprise value to EBIT multiple was 6.9 and 12.4, respectively. The acquisition of the Registrant in July 2002 in an arm’s length transaction with an active bidding process was effected at actual multiples of 8 times EBITDA, 13 times EBIT and 4.7 times EBITDAR. These actual multiples were used in the January 4, 2004 appraisal as they were considered to be the best indicator of the value of the Registrant.

The income approach was based on forecasted cash flows discounted using discount factors that took into account the timing and risk associated with the forecasted free cash flows. Cash flows were discounted at a weighted average cost of capital of 12% calculated based on a group of public restaurant companies that we believe to be comparable.

66.	We believe that MD&A and the notes to the Company’s financial statements require revision to provide the following disclosures related to the MHLLC units:

Securities and Exchange Commission

January 9, 2006

•	Please indicate whether the valuation used to determine the fair value of the units was contemporaneous or retrospective, and, if the valuation was prepared by a related party, include a statement to this effect.

•	Revise MD&A to include a discussion of the number of units outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

•	Also, if your recent stock unit grants were not valued on the basis of contemporaneous valuations, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

Refer to the guidance outlined in paragraphs 179-182 of the AICPA’s Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and to the disclosure requirements outlined in paragraph 41 of SFAS 128.

Other than the disclosure of the number of units outstanding as of the latest balance sheet presented and the intrinsic value of those that are vested and unvested, based on the initial public offering price, the revisions requested by the Staff have been made. The Registrant cannot disclose the number of units outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested because the Registrant has yet to determine the expected initial public offering price. The Registrant will disclose this information when it becomes available.

On the date of all grants of MHLLC common units, the equity (enterprise value) available to common unitholders, if any, was insignificant. As a result, the MHLLC Board of Advisors assigned a nominal value ($0.01) to each common unit of MHLLC granted. The common stock of the Registrant distributed to employees prior to consummation of the initial public offering, except for such shares which relate to MHLLC units that were purchased at fair value, will be accounted for under SFAS 123(R). Please see the revised discussion in MD&A.

Note 16. Legal Matters, page F-29

67.	Refer to the last sentence of the last paragraph. It is not clear whether the matters referred to in this sentence include all legal matters or just those actions arising in the ordinary course of business referred to in this last paragraph. Please revise to clarify and provide management’s SFAS 5 conclusions for each matter disclosed.

The revisions requested by the Staff have been made.

Securities and Exchange Commission

January 9, 2006

Other

68.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The revisions requested by the Staff have been made.

69.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

The required consent has been filed with Amendment No. 1.

* * * *

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Steven J. Spencer

Steven J. Spencer, Esq.

cc:	Thomas J. Baldwin
Chairman, Chief Executive Officer and President
Morton’s Restaurant Group, Inc.

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP